EXHIBIT 99.2

Consolidated financial statements of

Intellipharmaceutics

International Inc.

November 30, 2014, 2013 and 2012

Intellipharmaceutics International Inc.

November 30, 2014, 2013 and 2012

Deloitte LLP 5140 Yonge Street Suite 1700 Toronto ON M2N 6L7 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Intellipharmaceutics International Inc.

We have audited the accompanying consolidated financial statements of Intellipharmaceutics International Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at November 30, 2014 and November 30, 2013, and the consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for each of the years in the three-year period ended November 30, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intellipharmaceutics International Inc. as at November 30, 2014, November 30, 2013, and its financial performance and its cash flows for each of the years in the three-year period ended November 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and the accumulated deficit cast substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

February 23, 2015

Toronto, Canada

Intellipharmaceutics International Inc.

Consolidated balance sheets

As at November 30, 2014 and 2013

(Stated in U.S. dollars)

	2014	2013
	$	$
Assets
Current
Cash	4,233,975	760,586
Accounts receivable, net (Note 4)	1,011,133	1,475,745
Investment tax credits	324,986	179,551
Prepaid expenses, sundry and other assets	414,663	312,533
	5,984,757	2,728,415
Deferred offering costs (Note 10)	271,381	419,777
Property and equipment, net (Note 5)	1,618,897	1,231,309
	7,875,035	4,379,501
Liabilities
Current
Accounts payable	668,069	810,381
Accrued liabilities (Note 6)	675,487	669,321
Employee costs payable (Note 8)	181,204	508,616
Current portion of capital lease obligations (Note 9)	21,449	43,264
Due to related parties (Note 7)	-	759,564
Convertible debenture (Note 7)	1,377,302	2,105,406
	2,923,511	4,896,552
Capital lease obligations (Note 9)	42,160	-
Warrant liabilities (Note 14)	-	5,438,022
	2,965,671	10,334,574
Shareholders' equity (deficiency)
Capital stock (Notes 10 and 11)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding 23,456,611 common shares (2013 - 21,430,611)	18,941,067	11,721,152
Additional paid-in capital	31,119,930	23,619,055
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(45,436,054)	(41,579,701)
	4,909,364	(5,955,073)
Contingencies (Note 16)
	7,875,035	4,379,501

On behalf of the Board:

/s/ Dr. Isa Odidi	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.

Consolidated statements of operations and comprehensive loss for the years ended November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

	2014	2013	2012
	$	$	$
Revenues
Licensing (Note 3)	8,415,540	1,481,719	-
Milestone	354,153	43,209	-
Research and development	-	-	107,091
Other incidental services	-	2,546	-
	8,769,693	1,527,474	107,091
Expenses
Research and development	8,020,201	5,076,236	5,992,417
Selling, general and administrative	3,900,803	2,873,091	3,672,313
Depreciation (Note 5)	381,385	396,814	452,303
Write-down on long lived assets (Note 5)	-	-	107,123
	12,302,389	8,346,141	10,224,156
Loss from operations	(3,532,696)	(6,818,667)	(10,117,065)
Fair value adjustment of derivative liabilities (Note 7 and 14)	-	(3,889,683)	3,841,233
Financing expense (Note 10)	-	(115,056)	-
Net foreign exchange gain (loss)	10,896	(359,554)	181,682
Interest income	4,898	2,839	20,691
Interest expense	(339,451)	(314,896)	(63,406)
Net loss	(3,856,353)	(11,495,017)	(6,136,865)
Other comprehensive income (loss)
Foreign exchange translation adjustment	-	524,431	(124,975)
Comprehensive loss	(3,856,353)	(10,970,586)	(6,261,840)
Loss per common share, basic and diluted	(0.17)	(0.58)	(0.36)
Weighted average number of common shares outstanding, basic and diluted	23,050,618	19,671,093	17,258,686

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.

Consolidated statements of shareholders' equity (deficiency)

for the years ended November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

	Number	Capital stock amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total shareholders' equity (deficiency)
		$	$	$	$	$
Balance, November 30, 2011	15,908,444	902,276	20,067,548	(115,035)	(23,947,819)	(3,093,030)

Issuance of common shares (Note 10)	1,818,182	5,000,000	-	-	-	5,000,000
Share issuance cost (Note 10)	-	(779,271)	-	-	-	(779,271)
Stock options to employees (Note 11)	-	-	2,251,325	-	-	2,251,325
Stock options to non-management board members (Note 11)	-	-	72,520	-	-	72,520
DSU's to non-management board members (Note 12)	-	-	36,727	-	-	36,727
Issuance of shares on exercise of cashless warrants (Note 14)	180,315	1,005,692	-	-	-	1,005,692
Other comprehensive loss (net of tax - $Nil)	-	-	-	(124,975)	-	(124,975)
Net loss	-	-	-	-	(6,136,865)	(6,136,865)
Cancellation on shares exchanged	(4)	-	-	-	-	-
	1,998,493	5,226,421	2,360,572	(124,975)	(6,136,865)	1,325,153

Balance, November 30, 2012	17,906,937	6,128,697	22,428,120	(240,010)	(30,084,684)	(1,767,877)
Issuance of common shares (Note 10)	3,315,000	5,460,892	-	-	-	5,460,892
Share issuance cost (Note 10)	-	(857,278)	-	-	-	(857,278)
Stock options to employees (Note 11)	-	-	1,017,908	-	-	1,017,908
Stock options to non-management board members (Note 11)	-	-	135,974	-	-	135,974
DSU's to non-management board members (Note 12)	-	-	39,547	-	-	39,547
Shares issued for options exercised (Note 11)	3,500	8,459	(2,494)	-	-	5,965
Issuance of shares on exercise of warrants (Note 14)	205,175	980,382	-	-	-	980,382
Other comprehensive gain (net of tax - $Nil)	-	-	-	524,431	-	524,431
Net loss	-	-	-	-	(11,495,017)	(11,495,017)
Cancellation on shares exchanged	(1)	-	-	-	-	-
	3,523,674	5,592,455	1,190,935	524,431	(11,495,017)	(4,187,196)

Balance, November 30, 2013	21,430,611	11,721,152	23,619,055	284,421	(41,579,701)	(5,955,073)
Reclass of warrant liabilities (Note 14)	-	-	5,438,022	-	-	5,438,022
Reclass of conversion option in convertible debenture (Note 7)	-	-	728,950	-	-	728,950
DSU's to non-management board members (Note 12)	-	-	20,807	-	-	20,807
Stock options to employees (Note 11)	-	-	1,748,607	-	-	1,748,607
Shares issued for options exercised (Note 11)	48,000	168,693	(51,709)	-	-	116,984
Proceeds from at-the-market financing (Note 10)	1,689,500	6,571,673	-	-	-	6,571,673
Share issuance cost (Note 10)	-	(811,887)	-	-	-	(811,887)
Issuance of shares on exercise of warrants (Note 14)	288,500	1,291,436	(510,216)	-	-	781,220
Adjustment of conversion option in convertible debenture (Note 7)	-	-	126,414	-	-	126,414
Net loss	-	-	-	-	(3,856,353)	(3,856,353)
	2,026,000	7,219,915	7,500,875	-	(3,856,353)	10,864,437

Balance, November 30, 2014	23,456,611	18,941,067	31,119,930	284,421	(45,436,054)	4,909,364

See accompanying consolidated financial statements

Intellipharmaceutics International Inc.

Consolidated statements of cash flows

for the years ended November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

	2014	2013	2012
	$	$	$

Net loss	(3,856,353)	(11,495,017)	(6,136,865)
Items not affecting cash
Depreciation (Note 5)	381,385	396,814	452,303
Stock-based compensation (Note 11)	1,748,607	1,153,882	2,323,845
Deferred share units (Note 12)	20,807	39,547	36,727
Fair value adjustment of derivative liabilities (Note 7 and 14)	-	3,889,683	(3,841,233)
Write-down on long lived assets (Note 5)	-	-	107,123
Accreted interest (Note 7)	127,261	96,556	-
Unrealized foreign exchange loss (gain)	3,057	306,625	(145,724)
Change in non-cash operating assets & liabilities
Accounts receivable	464,611	(1,472,966)	605
Investment tax credits	(145,436)	106,744	96,264
Prepaid expenses, sundry and other assets	(102,130)	(181,402)	(10,206)
Accounts payable and accrued liabilities	(356,722)	232,738	(430,109)
Deferred revenue	-	-	(107,091)
Cash flows used in operating activities	(1,714,913)	(6,926,796)	(7,654,361)

Financing activities
Repayment of related party loans (Note 7)	(739,208)	-	-
Repayment of capital lease obligations	(53,557)	(49,989)	(44,364)
Issuance of shares on exercise of stock options (Note 11)	116,984	5,965	-
Issuance of common shares on at-the-market financing, gross (Note 10)	6,571,673	-	-
Proceeds from issuance of shares and warrants, gross (Note 10)	-	6,196,800	-
Proceeds from issuance of shares on exercise of warrants (Note 14)	781,220	511,743	187,500
Proceeds from convertible debenture (Note 7)	-	1,500,000	-
Proceeds from issuance of shares, gross (Note 10)	-	-	5,000,000
Share issuance cost (Note 10)	(719,837)	(836,099)	(779,271)
Cash flows provided from financing activities	5,957,275	7,328,420	4,363,865

Investing activity
Purchase of property and equipment	(768,973)	(122,017)	(1,036,092)

Cash flows used in investing activities	(768,973)	(122,017)	(1,036,092)

Effect of foreign exchange (gain) loss on cash held in foreign currency	-	(16,037)	6,516

Increase (decrease) in cash and cash equivalents	3,473,389	263,570	(4,320,072)
Cash and cash equivalents, beginning of year	760,586	497,016	4,817,088

Cash and cash equivalents, end of year	4,233,975	760,586	497,016

Supplemental cash flow information
Interest paid	213,637	176,311	39,173
Taxes paid	-	-	-

See accompanying consolidated financial statements

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange and NASDAQ.

The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and licensing income upon commercialization of its products. In November 2013, U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next fiscal year. The Company has incurred losses from operations since inception and has reported losses of $3,856,353 for the year ended November 30, 2014 (November 30, 2013 - $11,495,017), and has an accumulated deficit of $45,436,054 as at November 30, 2014 (November 30, 2013 - $41,579,701). The Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that such funding will be available going forward. In the event that the Company does not obtain sufficient additional capital, casts substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities which are at higher than currently projected levels, the Company will likely require significant additional capital. Although there can be no assurances, such capital may come from proceeds of the Company’s at-the-market offering program, from the sales of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that the Company will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA or other applicable regulatory agencies and it is able to successfully market approved products. The Company cannot be certain that it will be able to receive FDA approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability.

The availability of equity or debt financing will be affected by, among other things, the results of its research and development, the Company’s ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA for one or more of the Company’s product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file abbreviated new drug applications (“ANDAs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

1.	Nature of operations (Continued)

Going concern (continued)

The consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2.	Basis of presentation

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp. These consolidated financial statements also include the results of Vasogen Ireland Ltd. up to June 27, 2012, the date of its dissolution.

All inter-company accounts and transactions have been eliminated on consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

3.	Significant accounting policies

(a)	Cash and cash equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash equivalent balances consist of bankers’ acceptances and bank accounts with variable, market rates of interest.

The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

(b)	Accounts receivable

The Company reviews its sales and accounts receivable aging and determines whether an allowance for doubtful accounts is required.

(c)	Financial instruments

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations and comprehensive loss.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(d)	Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

(e)	Property and equipment

Property and equipment are recorded at cost. Equipment acquired under capital leases are recorded net of imputed interest, based upon the net present value of future payments. Assets under capital leases are pledged as collateral for the related lease obligation. Repairs and maintenance expenditures are charged to operations; major betterments and replacements are capitalized. Depreciation bases and rates are as follows:

Assets	Basis	Rate

Computer equipment	Declining balance	30%
Computer software	Declining balance	50%
Furniture and fixtures	Declining balance	20%
Laboratory equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of lease

Leasehold improvements and assets acquired under capital leases are depreciated over the term of their useful lives or the lease period, whichever is shorter. The charge to operations resulting from depreciation of assets acquired under capital leases is included with depreciation expense.

(f)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.

(g)	Warrants

The Company issued warrants as described in Notes 10 and 14. In the prior year the warrants were presented as a liability because they did not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. As discussed in Note 3(m) the Company changed its functional currency effective December 1, 2013 such that these warrants meet the criteria for prospective equity classification in ASC 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(h)	Convertible debenture

The Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “Debenture”) as described in Note 7. At issuance the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC Topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest. As discussed in Note 3(m) the Company changed its functional currency effective December 1, 2013 such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to shareholders equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.

(i)	Revenue recognition

The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting. In connection with the license and commercialization agreement with Par, for each day up to a maximum of 180 days from the date of launch if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned. The Company recognized revenue of $354,153 (2013 - $43,209; 2012 – $Nil) upon achievement of the milestone.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(i)	Revenue recognition (continued)

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

Other incidental services

Incidental services which we may provide from time to time include, consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met: (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

(j)	Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(k)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses and tax credit carry forwards. Significant judgment is required in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized.

The Company accounts in accordance with ASC topic 740-10. This ASC topic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The cumulative effects of the application of the provisions of ASC topic 740-10 are described in Note 15.

The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(l)	Share issue costs

Share issue costs are recorded as a reduction of the proceeds from the issuance of capital stock.

(m)	Translation of foreign currencies

Previously, operations of the Company were comprised of only research and development activities conducted in Canada. The Company generated no cash from operations, though funding for the operations (as in previous years) was primarily through U.S. dollar equity financings. The functional currency was assessed to be Canadian dollars. By obtaining the final approval of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths with Par in November 2013, the Company generated and collected U.S. dollar revenues in the year ended November 30, 2014 which represents a significant and material change in economic facts and circumstances. Management had assessed the functional currency for the fiscal year commencing December 1, 2013 and concluded that the Company and its wholly owned operating subsidiaries should be measured using the U.S. dollar as the functional currency. Effective December 1, 2013, the change in functional currency was applied on a prospective basis. The U.S. dollar translated amounts of nonmonetary assets and liabilities at December 1, 2013 became the historical accounting basis for those assets and liabilities at December 1, 2013. The impact of the change in functional currency on the measurement and reporting of warrants and the Debenture is discussed in Note 3(g) and 3(h) above. The change in functional currency will result in no change in cumulative translation adjustment going forward as the Company and its wholly owned operating subsidiaries have U.S. dollar functional currencies.

In respect of other transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The Company’s reporting currency in the year ended November 30, 2014, 2013 and 2012 was the U.S. dollar.

(n)	Stock-based compensation

The Company has a stock-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted share units (“RSU”s). The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the expected life of the option. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity.

Stock-based compensation expense recognized during the period is based on the value of stock-based payment awards that are ultimately expected to vest. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The stock-based compensation expense is recorded in the consolidated statements of operations and comprehensive loss under research and development expense and under selling, general and administration expense. Note 11 provides supplemental disclosure of the Company's stock options.

(o)	Deferred Share Units

Deferred Share Units (“DSU”s) are valued based on the trading price of the Company’s common shares on the Toronto Stock Exchange. The Company records the value of the DSU’s owing to non-management board members in the consolidated statement of equity (deficiency).

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(p)	Loss per share

Basic loss per share (“EPS”) is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive.

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 7,149,283, 7,034,647 and 7,830,059 common shares of the Company during fiscal 2014, 2013, and 2012, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the years ended November 30, 2014, 2013 and 2012 as the effect would be anti-dilutive.

(q)	Comprehensive loss

The Company follows ASC topic 220. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity. Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive loss items.

(r)	Fair value measurement

Under ASC topic 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

●	Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

●	Level 3 - Unobservable inputs for the asset or liability.

The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(s)	Future Accounting pronouncements

In March 2013, the FASB provided amendments to ASU No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force)”. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption and retrospective application are permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company is in the process of evaluating the impact of adoption on the Company’s financial position, results of operations or cash flow.

On June 19, 2014, the FASB issued ASU 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

4.	Accounts receivable

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. The Company has had no impaired loans related to receivables and has identified no loss contingencies related to the receivables at November 30, 2014 and November 30, 2013. Risks and uncertainties and credit quality information related to accounts receivable have been disclosed in Note 17.

5.	Property and equipment

		November 30, 2014
	Cost	Accumulated amortization	Net book value
	$	$	$

Computer equipment	247,335	196,237	51,098
Computer software	119,151	99,027	20,124
Furniture and fixtures	126,690	98,406	28,284
Laboratory equipment	3,019,713	1,658,299	1,361,414
Leasehold improvements	1,142,122	1,142,122	-
Laboratory equipment under capital lease	276,300	124,928	151,372
Computer equipment under capital lease	76,458	69,853	6,605
	5,007,769	3,388,872	1,618,897

		November 30, 2013
	Cost	Accumulated amortization	Net book value
	$	$	$

Computer equipment	228,854	177,831	51,023
Computer software	113,862	79,603	34,259
Furniture and fixtures	126,690	91,335	35,355
Laboratory equipment	2,378,621	1,404,479	974,142
Leasehold improvements	1,111,731	1,087,083	24,648
Laboratory equipment under capital lease	202,584	100,138	102,446
Computer equipment under capital lease	76,458	67,022	9,436
	4,238,800	3,007,491	1,231,309

Depreciation for the year ended November 30, 2014 was $381,385 (2013 - $396,814; 2012 - $452,303).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2014, the Company recorded a $Nil write-down of long-lived assets (2013 - $Nil; 2012 – $107,123).

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

6.	Accrued liabilities

	November 30, 2014	November 30, 2013
	$	$

Professional fees	349,957	468,986
Other	325,530	200,335
	675,487	669,321

7.	Due to related parties

Amounts due to the related parties were payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30, 2014	November 30, 2013
	$	$
Promissory note payable to two directors and officers of the Company, unsecured, 6% annual interest rate on the outstanding loan balance (i) (2014 - C$Nil; 2013 - C$778,491)	-	733,042
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms(ii) (2014 - C$Nil; 2013 - $28,167)	-	26,522
	-	759,564

Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, payable monthly(iii)	1,377,302	2,105,406

(i)	Promissory note payable

The promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”), principal shareholders, directors and executive officers of the Company was amended effective October 22, 2009 (“effective date”), to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013 (Note 10) and/or amounts received by IPC Corp for scientific research tax credits of IPC Corp and (ii) up to C$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). During the year ended November 30, 2014, the entire outstanding related party loan principal in the amount of $665,226 (C$736,685) was repaid (2013 - $Nil; 2012 -$Nil) and interest payments of $48,545 (C$53,762) (2013 - $16,640; 2012 - $39,173) in respect of the Promissory Note was made by the Company in accordance with the terms of the IPC Arrangement Agreement.

(ii)	Note payable

During the year ended November 30, 2014, the note payable was repaid.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

7.	Due to related parties (continued)

(iii)	Convertible debenture

On January 10, 2013, the Company completed a private placement financing of the Debenture, which had an original maturity date of January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company purchased the Debenture and provided the Company with the $1.5 million of the proceeds for the Debenture.

The conversion price of the Debenture is in U.S. dollars and at issuance IPC’s functional currency at the time of issuance was Canadian dollars. Under U.S. GAAP where the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option was bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance. The embedded derivative is presented together on a combined basis with the host contract. The derivative is re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest.

Effective December 1, 2013, the Company changed its functional currency such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to equity under ASC 815. The conversion option value at December 1, 2013 of $728,950 was reclassified from convertible debenture to additional paid-in capital.

Effective October 1, 2014, the maturity date of the Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using an imputed rate of interest.

Accreted interest expense during the year ended November 30, 2014 is $127,261 (2013 - $96,556; 2012 -$Nil), and has been included in the consolidated statements of operations and comprehensive loss. In addition, the coupon interest on the Debenture for the year ended November 30, 2014 is $179,877 (2013 - $159,671; 2012 - $Nil), and has also been included in the consolidated statements of operations and comprehensive loss.

8.	Employee costs payable

As at November 30, 2014, the Company had $Nil (2013 - $336,327) salaries payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $181,204 (2013 - $172,289) for other amounts payable to certain employees. These balances are due on demand and therefore presented as current liabilities.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

9.	Lease obligations

The Company leases facilities under an operating lease which expires in November 2015, with an option to extend the lease for five additional years on terms the Company currently believe to be favourable. The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2014:

Year ending November 30,	Capital Lease	Operating Lease
	$	$

2015	27,272	78,308
2016	27,272	-
2017	19,052	-
	73,596	78,308
Less: amounts representing interest at 14%	9,987	-
	63,609	78,308
Less: current portion	21,449	78,308
Balance, long-term portion	42,160	-

10.	Capital stock

Authorized, issued and outstanding

(a)	The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2014 the Company has 23,456,611 (2013 – 21,430,611) common shares issued and outstanding, and no preference shares issued and outstanding.

Two officers and directors of IPC owned directly and through their family holding company (“Odidi Holdco”) 5,997,751 (2013 - 5,997,751) common shares or approximately 26% (2013 – 28%) of IPC.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.

Common shares of the Company are entitled to receive, as and when declared by the board of directors of the Company, dividends in such amounts as shall be determined by the board. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

10.	Capital stock (continued)

Authorized, issued and outstanding

(b)	In March 2012, the Company completed a registered direct common share offering for gross proceeds of $5,000,000. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. Professional, regulatory and other costs in the amount of $779,271 directly attributable to the common share offering have been recorded as share issuance costs in the statement of shareholders’ equity (deficiency).

(c)	In March 2013, the Company completed a registered direct unit offering for gross proceeds of $3,121,800 at a price of $1.72 per unit. The Company sold units comprised of an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and an exercise price of $2.10 per common share. After placement agent fees and offering expenses, the Company received net proceeds from the offering of approximately $2.7 million. The Company determined the fair value of the warrant liability at issuance to be $407,558 using the Black-Scholes Option Pricing Model (Note 14). The direct costs related to the issuance of the common shares were $389,289 and were recorded as an offset against shareholders’ deficiency and the direct costs related to the issuance of the warrants were $57,531 and were recorded in the consolidated statements of operations and comprehensive loss.

(d)	In July 2013, the Company completed an underwritten public offering for gross proceeds of $3,075,000 at a price of $2.05 per unit. The Company sold units comprised of an aggregate of 1,500,000 common shares and warrants to purchase an additional 375,000 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.55 per common share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $2.5 million. The Company determined the fair value of the warrant liability at issuance to be $328,350 using the Black-Scholes Option Pricing Model (Note 14). The direct costs related to the issuance of the common shares were $467,989 and were recorded as an offset against shareholders’ deficiency and the direct costs related to the issuance of the warrants were $57,525 and were recorded in the consolidated statements of operations and comprehensive loss.

(e)	In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company may from time to time sell up to 5,305,484 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. Under the equity distribution agreement, the Company may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale.

An aggregate of 1,689,500 common shares were sold for gross proceeds of $6,571,673 in the year ended November 30, 2014. No sales were made under the equity distribution agreement in the year ended November 30, 2013. Additional sales of common shares through Roth, if any, will be made at such time and at such price as are acceptable to the Company, from time to time, by means of ordinary brokers' transactions on the NASDAQ or otherwise at market prices prevailing at the time of sale or as determined by the Company. The Company is not required to sell shares under the equity distribution agreement. The Company will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds that the Company received from any additional sales of common shares under the equity distribution agreement. The Company has also agreed to reimburse Roth for certain expenses relating to the offering. The direct costs related to the facility were $419,777 and were recorded as deferred offering costs as at November 30, 2013. Additional direct costs related to the facility of $392,110 incurred in the year ended November 30, 2014 were recorded as share issuance costs against the cost of the shares issued and recognized in capital stock as at November 30, 2014.

(f)    Direct costs in the amount of $271,381 related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014 were recorded as deferred financing costs as at November 30, 2014 and will be recorded as share issuance cost against future share offerings.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

11.	Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,345,661 based on the number of issued and outstanding common shares as at November 30, 2014. As at November 30, 2014, 2,094,268 options are outstanding and there were 251,393 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 1,658,364 performance-based stock options have been vested as of November 30, 2014. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016. These options were outstanding as at November 30, 2014.

As a result of the modification of the performance based stock option expiry date, the Company recorded additional compensation costs of $1,066,991 related to vested performance options during the year ended November 30, 2014.

In the year ended November 30, 2014, 479,001 (2013 – 391,000) stock options were granted to management, directors and employees.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than four years. For options that have an expected life of less than four years the Company uses its own volatility.

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

11.	Options (continued)

The weighted average fair value of employee stock options granted was estimated using the following assumptions:

	November 30, 2014	November 30, 2013
Volatility	55.0%	64.0%
Risk-free interest rate	1.45%	1.00%
Expected life (in years)	5.60	7.00
Dividend yield	-	-
The weighted average grant date fair value per options granted	$2.10	$1.05

Details of stock option transactions are as follows:

	November 30, 2014			November 30, 2013			November 30, 2012
	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value
		$	$		$	$		$	$

Outstanding, beginning of period,	4,455,072	3.97	2.21	4,139,059	4.86	2.76	3,216,954	5.33	2.82
Granted	479,001	3.86	2.10	391,000	1.81	1.05	955,000	3.27	2.51
Exercised	(48,000)	2.45	1.07	(3,500)	1.81	0.09	-	-	-
Forfeiture	(27,832)	-	-	(67,000)	-	-	(32,862)	-	-
Expired	(33)	709.18	709.18	(4,487)	654.48	403.93	(33)	69.74	53.82
Balance at end of period	4,858,208	3.96	2.21	4,455,072	3.97	2.21	4,139,059	4.86	2.76

Options exercisable, end of year	3,640,381	4.09	2.40	3,321,830	4.09	2.41	2,286,589	5.94	3.55

As of November 30, 2014, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

11.	Options (continued)

			Options outstanding				Options exercisable
Exercise price			Number outstanding	Weighted average exercise price per share	Weighted average remaining contract life (years)	Weighted average grant due fair value	Number exercisable	Weighted average exercise price per share	Weighted average grant date fair value
				$		$		$	$

	Under	2.50	-	-	-	-	-	-	-
2.51	-	5.00	4,818,501	3.43	2.40	1.80	3,600,674	3.36	1.87
5.01	-	10.00	-	-	-	-	-	-	-
10.01	-	100.00	35,703	39.75	2.87	31.19	35,703	39.75	31.19
300.00	-	500.00	3,971	331.15	1.30	223.52	3,971	331.15	223.52
500.01	-	1,000.00	33	770.13	0.29	493.31	33	770.13	493.31
			4,858,208	3.96			3,640,381	4.09

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2014 is approximately $2,482,528 (2013 - $1,771,200). During the year ended November 30, 2013, a performance condition was met as the FDA approved an ANDA for a certain drug, resulting in the vesting of 276,394 performance-based stock options. As a result, a stock-based compensation expense of $442,800 relating to these stock options was recognized in research and development expense in the year ended November 30, 2013.

For the year ended November 30, 2014, 48,000 options were exercised for a cash consideration of $116,984. For the year ended November 30, 2013, 3,500 options were exercised for a cash consideration of $5,965 and for the year ended November 30, 2012, no options were exercised.

The following table summarizes the components of stock-based compensation expense.

	November 30, 2014	November 30, 2013	November 30, 2012
	$	$	$

Research and development	1,270,307	837,206	1,505,061
Selling, general and administrative	478,300	316,676	818,784
	1,748,607	1,153,882	2,323,845

The Company has estimated its stock option forfeitures to be approximately 3% at November 30, 2014 (2013 - $Nil; 2012 - $Nil).

12.	Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange.

Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

12.	Deferred share units (continued)

During the year ended November 30, 2014, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at November 30, 2014, 49,009 DSUs are outstanding and 60,991 DSUs are available for grant under the DSU Plan.

	November 30, 2014		November 30, 2013		November 30, 2012
	$	shares	$	shares	$	shares

Additional paid in capital	20,807	5,968	39,547	20,591	36,727	12,199
Accrued liability	3,759	1,338	9,181	2,325	9,688	4,611

13.	Restricted share units

Effective May 28, 2010, the Company’s shareholders approved a Restricted Share Unit (“RSU”) Plan for officers and employees of the Company and reserved a maximum of 330,000 common shares for issuance under the plan. The RSU Plan will form part of the incentive compensation arrangements available to officers and employees of the Company and its designated affiliates. An RSU is a unit equivalent in value to one common share of the Company. Upon vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled. No RSUs have been issued under the plan.

14.	Warrants

All the warrants issued to date by the Company are denominated in U.S. dollars and at issuance IPC’s functional currency was the Canadian dollar. Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency the warrants would not be considered indexed to the entity’s own stock and would consequently be considered to be a derivative liability. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss.

In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common share purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common share purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.

The holders of Series A common share purchase warrants and placement agents warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised multiplied by the difference between market price of common share and the exercise price divided by the market price. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

In the registered direct unit offering completed in March 2013, gross proceeds of $3,121,800 were received through the sale of the Company’s units comprised of common stock and warrants.

The offering was the sale of 1,815,000 units at a price of $1.72 per unit, with each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.10 per share (“March 2013 Warrants”).

The fair value of the March 2013 Warrants of $407,558 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 63%, risk free interest rates of 0.40%, expected life of 5 years, and dividend yield of Nil.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

14.	Warrants (continued)

In the underwritten public offering completed in July 2013, gross proceeds of $3,075,000 were received through the sale of the Company’s units comprised of common stock and warrants. The offering was the sale of 1,500,000 units at a price of $2.05 per unit, each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.55 per share (“July 2013 Warrants”).

The fair value of the July 2013 Warrants of $328,350 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 62.4%, risk free interest rates of 0.58%, expected life of 5 years, and dividend yield of Nil.

Effective December 1, 2013, the Company changed its functional currency to the U.S dollar such that the warrants are considered indexed to the Company’s own stock and were prospectively classified as equity under ASC 480. The warrant liability value at December 1, 2013 of $5,438,022 was reclassified from warrant liabilities to additional paid-in capital.

The following table provides information on the 5,879,300 warrants outstanding and exercisable as of November 30, 2014:

Warrant	Exercise price	Number outstanding	Expiry	Shares issuable upon exercise

Series A Warrants	2.50	3,285,000	February 1, 2016	1,642,500
March 2013 Warrants	2.10	1,724,300	March 22, 2018	431,075
July 2013 Warrants	2.55	870,000	July 31, 2018	217,500
		5,879,300		2,291,075

During the year ended November 30, 2014, there were cash exercises in respect of 481,000 warrants (2013 – 770,700) and no cashless exercise (2013 – Nil) of warrants, resulting in the issuance of 288,500 (2013 – 205,175) and Nil (2013 – Nil) common shares, respectively. For the warrants exercised the Company recorded a charge to capital stock of $1,291,436 (2013- $980,382) comprised of proceeds of $781,220 (2013 - $980,382) and the associated amount of $510,216 (2013 - Nil) previously recorded in additional paid in capital.

Details of warrant transactions are as follows:

	Series A Warrants	Placement Agent Warrants	March 2013 Warrants	July 2013 Warrants	Total

Outstanding, December 1, 2013	3,670,000	96,000	1,724,300	870,000	6,360,300
Issued	-	-	-	-	-
Exercised	(385,000)	(96,000)	-	-	(481,000)
Expired	-	-	-	-	-
Outstanding, November 30, 2014	3,285,000	-	1,724,300	870,000	5,879,300

	Series A Warrants	Series B Warrants	Placement Agent Warrants	March 2013 Warrants	July 2013 Warrants	Total

Outstanding, December 1, 2012	3,720,000	3,470,000	96,000	-	-	7,286,000
Issued	-	-	-	1,815,000	1,500,000	3,315,000
Exercised	(50,000)	-	-	(90,700)	(630,000)	(770,700)
Expired	-	(3,470,000)	-	-	-	(3,470,000)
Outstanding, November 30, 2013	3,670,000	-	96,000	1,724,300	870,000	6,360,300

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

14.	Warrants (continued)

U.S. GAAP requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

Accordingly, using the Black-Scholes Option Pricing Model, the fair market value of the warrants are as follows:

	November 30, 2014	November 30, 2013
	$	$

Series B Warrants	-	-
Placement Agent Warrants	-	112,550
Series A Warrants	-	3,790,736
March 2013 Warrants	-	1,040,788
July 2013 Warrants	-	493,948
	-	5,438,022

Using the following assumptions as of November 30, 2013:

Warrant	Number outstanding	Volatility	Risk-free rate	Expected life
		%	%	years
Placement Agent Warrants	96,000	86.51	0.12	0.2
Series A Warrants	3,670,000	67.93	0.12	2.2
March 2013 Warrants	1,724,300	54.84	0.64	4.3
July 2013 Warrants	870,000	55.51	0.64	4.7

The change in the fair value of the warrants from the previously recorded amount to November 30, 2014 amounting to Nil (2013 - loss of $3,356,534; 2012 – gain of $3,841,233) has been recorded as a fair value adjustment of derivative liability in the consolidated statements of operations and comprehensive loss.

15.	Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

15.	Income taxes (continued)

	November 30, 2014	November 30, 2013	November 30, 2012
	%	%	%

Statutory income tax rate	26.5	26.5	27.0

	$	$	$

Statutory income tax recovery	(1,021,934)	(3,046,180)	(1,632,406)
Increase (decrease) in income taxes
Non-deductible expenses/ non-taxable income	417,879	1,446,008	(399,748)
Change in valuation allowance	(995,957)	1,248,045	3,217,198
Difference in net income before taxes between Canadian and U.S dollar	160,316	-	-
Investment tax credit	(9,114)	(164,308)	(561,988)
Financing costs booked to equity	(208,271)	(307,262)	-
Ontario tax rate change	-	-	(420,990)
Foreign exchange change	985,544	746,667	(230,695)
True up of tax returns	82,939	77,030	28,629
Tax loss expired, etc.	588,598	-	-
	-	-	-

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30, 2014	November 30, 2013	November 30, 2012
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	6,528,099	6,831,991	6,031,917
Book and tax basis differences on assets and liabilities	1,006,667	992,378	773,590
Other	47,180	37,136	17,590
Ontario harmonization tax credit	371,160	399,831	427,355
Investment tax credit	2,327,722	2,324,856	2,089,238
Undeducted research and development expenditures	2,183,486	2,180,640	2,179,097
	12,464,314	12,766,832	11,518,787
Valuation allowances for deferred tax assets	(12,464,314)	(12,766,832)	(11,518,787)
Net deferred tax assets	-	-	-

At November 30, 2014, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

15.	Income taxes (continued)

Canadian income tax losses expiring in the year ended November 30,	Federal
$

2015	(309,404)
2025	(476,656)
2026	-
2027	(1,274,199)
2028	(750,084)
2029	(554,905)
2030	(3,369,225)
2031	(5,287,252)
2032	(5,424,702)
2033	(4,714,446)
2034	(2,394,256)
(24,555,129)

United States Federal income tax losses expiring in the year ended November 30,
$

2024	12,542
2025	16,234
2026	34,523
2032	5,312
68,611

At November 30, 2014, the Company had a cumulative carry-forward pool of Federal SR&ED expenditures in the amount of approximately $10,215,000 (2013 - $10,310,000) which can be carried forward indefinitely.

At November 30, 2014, the Company had approximately $371,000 (2013 - $400,000) of Ontario harmonization credits, which will expire in the November 30, 2015 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

At November 30, 2014, the Company had approximately $2,328,000 (November 30, 2013 - 2,325,000) of unclaimed ITCs which expire from 2025 to 2033. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2014 or November 30, 2013.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2007 to 2014 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2014, 2013 and 2012 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2014 and 2013.

The Company had no unrecognized tax benefits in 2014, 2013 and 2012, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

16.	Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2014, and continuing as at February 23, 2015 there were no material pending or threatened litigation claims outstanding other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this Indemnity Agreement.

On or about August 8, 2014, Pfizer Inc., Wyeth LLC, Wyeth Pharmaceuticals Inc., and PF Prism C.V. filed a complaint against Intellipharmaceutics Corp. and Intellipharmaceutics International Inc. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Pristiq® (O-desmethylvenlafaxine succinate extended release tablets in 50 and 100 mg dosage strengths). A similar complaint for patent infringement was filed on August 11, 2014 by the same parties in the District Court for the Southern District of New York. The above-noted litigation has been settled effective February 2, 2015, and the Parties have stipulated to the full and final dismissal of all litigation noted above, without prejudice and without costs. All other terms of the settlement are confidential.

On or about September 26, 2014, Aziende Chimiche Riunite Angelini Francesco A.C.R.A.F. S.p.A. and Angelini Pharma Inc. filed a complaint against Intellipharmaceutics International Inc., Intellipharmaceutics Corp., and Intellipharmaceutics Ltd. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Oleptro™ (trazodone hydrochloride extended-release tablets in 150 and 300 mg dosage strengths). The complaint was filed by the plaintiffs and subsequently served. The Company believes that the likelihood of having to pay any damages or other penalty to the plaintiffs in connection with the resolution of this complaint in its anticipated course is remote, although no assurance can be provided to this effect. The parties are engaged in settlement discussions, although we cannot predict whether these discussions will result in a settlement.

17.	Financial instruments

(a)	Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

17.	Financial instruments (continued)

(a)	Fair values (continued)

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents for each of the fair value hierarchies, the assets and liabilities that are measured at fair value on a recurring basis as of November 30, 2014 and November 30, 2013:

			November 30, 2013
	Fair Value	Level 1	Level 2	Level 3
	$	$	$	$
(a) Convertible debt[1]	728,950	-	-	728,950
(b) Warrant liabilities[2]	5,438,022	-	-	5,438,022
	6,166,972	-	-	6,166,972

(1) Conversion options are included in the convertible debenture on the consolidated balance sheet.

(2) Warrant liabilities are included on the consolidated balance sheet.

The key unobservable inputs related to valuing the conversion option and warrant liabilities are as follows:

Quantitative information about Level 3 Fair Value Measurements
	Fair value at November 30, 2013	Valuation Techniques	Unobservable Input	Range
	$
Conversion option	728,950	Black-Scholes	Discount rate		0.12%
			Volatility		64.6%

Warrant liabilities	5,438,022	Black-Scholes	Discount rate	0.12%	-	0.64%
			comparable annualized volatility(i)	54%	-	87%

(i)	The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than four years.

(ii)	The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital.

An increase/decrease in the volatility and/or an decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrant liabilities.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

17.	Financial instruments (continued)

(a)	Fair values (continued)

The change in fair value of the conversion option and the warrant liabilities was recorded as a fair value adjustment of derivative liabilities in the consolidated statements of operations and comprehensive loss.

Reconciliation of Level 3 fair value measurements:

		November 30, 2014
	Conversion Option	Warrant liability	Total
	$	$	$
Opening balance	728,950	5,438,022	6,166,972

Transfer out from level 3(a)	(728,950)	(5,438,022)	(6,166,972)
Closing balance	-	-	-

		November 30, 2013
	Conversion Option	Warrant liability	Total
	$	$	$
Opening balance	-	1,960,893	1,960,893
Total gains or losses:
- in net loss(b)	533,149	3,356,534	3,889,683
- translation adjustment	(24,299)	(449,224)	(473,523)
Additions	220,100	735,908	956,008
Exercise	-	(166,089)	(166,089)
Closing balance	728,950	5,438,022	6,166,972

(a)	As discussed in Note 7 and 14, the conversion option value of $728,950 and the warrant value of $5,438,022 at December 1, 2013 were reclassified to additional paid-in capital due to the change in functional currency.

(b)	The total net loss related to the conversion option and warrant liability has been recorded under fair value adjustment derivative liabilities on the consolidated statements of operations and comprehensive loss.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2014		November 30, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Liabilities
Due to related parties(iii)	-	-	759,564	515,130
Convertible debt(iii)	1,377,302	1,379,808	1,376,456	1,290,683

(iii)     The Company calculates the interest rate for the convertible debt and due to related parties based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the convertible debt and the amounts due to related parties.

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

17.	Financial instruments (continued)

(a)	Fair values (continued)

The carrying values of cash, accounts receivable, accounts payable and employee cost payable approximates their fair values because of the short-term nature of these instruments.

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and cash equivalents, due to related parties and capital lease obligations due to the short-term nature of these balances.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30, 2014	November 30, 2013
	$	$

Total accounts receivable	1,011,133	1,475,745
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,011,133	1,475,745

Not past due	982,313	1,473,097
Past due for more than 31 days but no more than 60 days	5,950	2,648
Past due for more than 91 days but no more than 120 days	22,870	-
Total accounts receivable, net	1,011,133	1,475,745

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the years ended November 30, 2014 and November 30, 2013, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

17.	Financial instruments (continued)

(c)	Foreign exchange risk (continued)

	November 30, 2014		November 30, 2013
	Canadian	U.S	Canadian	U.S
FX rates used to translate to U.S.	1.1440		1.0620
	$	$	$	$

Assets
Cash	510,459	446,205	461,002	434,089
	510,459	446,205	461,002	434,089
Liabilities
Accounts payable	379,014	331,306	484,299	456,025
Employee cost payable	207,297	181,204	182,970	172,288
Capital lease	25,538	22,323	45,947	43,265
Due to related party	-	-	806,657	759,564
	611,849	534,833	1,519,873	1,431,142
Net exposure	(101,390)	(88,628)	(1,058,871)	(997,053)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2014:

					November 30, 2014
	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	668,069	-	-	-	-	668,069
Accrued liabilities	675,487	-	-	-	-	675,487
Capital lease (note 9)	5,148	5,288	5,431	5,581	42,160	63,608
Related parties
Employee costs payable (Note 8)	181,204	-	-	-	-	181,204
Convertible debenture (Note 7)	44,353	44,353	1,515,277	-	-	1,603,983
	1,574,261	49,641	1,520,708	5,581	42,160	3,192,351

Intellipharmaceutics International Inc.

Notes to the consolidated financial statements

November 30, 2014, 2013 and 2012

(Stated in U.S. dollars)

18.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	November 30, 2014	November 30, 2013	November 30, 2012
	$	$	$

Revenue
United States	8,769,693	1,527,474	107,091
	8,769,693	1,527,474	107,091

Total assets
Canada	7,875,035	4,379,501	2,474,878

Total property and equipment
Canada	1,618,897	1,231,309	1,535,703